UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2026

Commission file number 001-41291

Meihua International Medical Technologies Co., Ltd.

(Translation of registrant’s name into English)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

 Explanatory Note

Meihua International Medical Technologies Co., Ltd. (the “Company”) is furnishing this Amendment on Form 6-K/A (this “Amendment”) to its current report on Form 6-K furnished on December 16, 2025 (the “Original 6-K”), solely to correct certain clerical errors in the description of the Company’s closing of a private placement offered in October 2025 (the “October Offering”). Specifically, this Amendment corrects references to closing date of the October Offering. The corrected disclosure is set forth below. Except as described in this explanatory note, this Amendment does not amend, modify, or update any other disclosures contained in the Original 6-K.

Closing of a Private Placement

As previously disclosed, Meihua International Medical Technologies Co., Ltd. (the “Company”) entered into a Securities Purchase Agreement with several “non-U.S. Persons” (the “October Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (“the Securities Act”) on October 8, 2025 for a private placement (“October Offering”) of 40,000,000 ordinary shares of the Company, par value, $0.0005 per share, with the purchase price of $0.38 per share for the gross proceeds of $15.2 million. On October 17, the Company issued 24,000,000 ordinary shares to the October Purchasers. On January 20, 2026, the Company issued the remaining 160,000 class A ordinary shares, par value $0.05 per share (post-100:1-split and post-dual-class-structure) to the October Purchasers and the October Offering was fully closed. The Company has 857,914 issued and outstanding class A ordinary shares as of the date of this Amendment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meihua International Medical Technologies Co., Ltd.

By:	/s/ Leyi Lee
Name:	Leyi Lee
Title:	Chief Executive Officer

Date: January 20, 2026

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